Filed by Pioneer Natural Resources Company

(Commission File No.: 001-13245)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Pioneer Natural Resources Company

(Commission File No.: 001-13245)

The following questions and answers were posted on Pioneer’s intranet on November 16, 2023:

Questions and Answers

The information below is summary information only, and the terms and conditions of all applicable plan documents, agreements, policies, and programs will control. For purposes of these questions, we have assumed the planned merger with ExxonMobil will close in 2024, subject to receipt of required regulatory approvals and satisfaction or waiver of other closing conditions, but the fact and timing of the closing of the merger is not guaranteed.

Benefits Questions

1.	Will Pioneer hold Open Enrollment for 2024 medical, dental and vision plans?

Yes, Pioneer’s Open Enrollment period is currently open through November 28, 2023. You can make your 2024 Enrollment elections with a Benefits Counselor by scheduling an appointment or calling (866) 960-7938 (Press 1, then Press 1 again).

2.	When do my medical, dental and vision benefits with Pioneer end if I terminate employment?

If you are enrolled in our medical, dental, or vision plans your benefits will continue through the last day of the month in which your employment ends. You may, however, elect to continue benefits under COBRA for up to 18 months post termination.

3.	If I am eligible to receive severance benefits, will Pioneer help me pay for COBRA?

A COBRA assistance payment is provided as a severance benefit under the severance plan. The amount of your COBRA assistance payment will be based on your then-current medical, dental, and vision elections and applicable premium rates for a period of 12 months, less applicable taxes and withholdings. You may elect to continue COBRA for less than 12 months or for longer than 12 months (up to the 18-month maximum term) with no impact on the amount of your COBRA assistance payment.

4.	Will my 2024 spend toward my annual deductibles and out of pocket maximums count if I move from Pioneer’s health plans to ExxonMobil’s health plans mid-year?

At this time, we are uncertain when employees will move to ExxonMobil’s medical, dental, and vision benefit plans. Under the merger agreement, ExxonMobil has agreed to provide employees with credit towards applicable copayments, deductibles and annual out-of-pocket limits for expenses incurred prior to closing in the event that employees are asked to move onto ExxonMobil’s plan mid-year.

5.	What happens to my Life Insurance and Accidental Death & Dismemberment Coverage with Pioneer if I terminate employment?

Your life and accident insurance policy will end on your last day of employment. You have the ability to elect to continue your Basic Life insurance and supplemental life insurance (if elected).

6.	When does my Short-Term and Long-Term Disability coverage with Pioneer end if I terminate employment?

Short-Term and Long-Term Disability coverage benefits end on the last day of your employment.

7.	What happens to my Health Savings Account (HSA) in the year the transaction closes?

Your HSA account is yours and will stay with you even after the closing of the merger and even if you terminate employment. Once funds are deposited into your HSA, the account can be used to pay for qualified medical expenses tax-free, even if you no longer have HDHP coverage or are no longer employed by Pioneer.

401(k) Questions

8.	How long do I have to be an employee with Pioneer to be fully vested in all of my 401(k) plan accounts?

In general, you must have four (4) or more years of service with Pioneer to be fully vested in any matching contributions under the 401(k) plan.

9.	Can I change my 401(k) deferral election? If so, how often can I change it?

Yes, you can change your deferral election at any time and as often as you’d like. You may defer up to 80% of your eligible earnings. To change your deferral election, please login to your Vanguard account at https://retirementplans.vanguard.com/. Changes made on Vanguard’s site will generally take effect in 1 to 2 pay periods depending upon when the change is made.

10.	How does the planned merger with ExxonMobil affect 401(k) matching contributions?

Pioneer expects to continue to match $2 for each $1 contributed, up to 5% of eligible earnings up to a maximum match of 10%, until the merger closes.

11.	Will my severance benefits be eligible to be contributed to the 401(k) plan?

No, severance benefits are not eligible earnings and cannot be contributed to the 401(k) plan.

12.	What happens to my 401(k) contributions that I’ve invested in Pioneer stock?

Upon closing of the merger, any Pioneer shares held in the 401(k) plan will be exchanged for the same merger consideration (ExxonMobil stock) as all other shares of Pioneer stock. As a result, each share of Pioneer stock will be exchanged for 2.3234 shares of ExxonMobil common stock.

Bonus

13.	How will my KPI be calculated for the periods that are scheduled to be paid out at 250%?

The KPI is calculated by taking the sum of your eligible earnings, which includes base pay and overtime, paid over the 6-month performance period and multiplying it by 11.5% to get your target KPI. This target number is then multiplied by 250% to calculate your expected KPI bonus for the periods scheduled to payout at 250%. The KPI will be subject to applicable taxes and withholdings.

14.	When will my Annual Incentive Plan Bonus be paid (for graded employees only)?

Your 2023 annual bonus that generally would have been paid in March 2024 will be accelerated and paid on December 29, 2023 at 250% of your target bonus amount for your 2023 eligible earnings (note: there will be no March 2024 payout). The bonus payment will be subject to applicable taxes and withholdings.

Employees must have been hired by October 1, 2023 to participate in the 2023 Annual Incentive Bonus plan that will pay out in December 2023.

15.	Will our 2024 bonus payouts be impacted by the merger?

At this time, we expect 2024 bonus programs will be established and continue in the ordinary course. For 040 employees, your current JPBE cycle which ends March 2024 and is scheduled to be paid in May 2024, will also be paid at 250% of the target bonus (11.5%), subject to applicable taxes and withholdings.

Stock

16.	Will I receive my 2024 LTIP grant?

At this time, we expect 2024 LTIP awards will be granted. However, we are still determining timing\ and details and will share more information as it comes available.

17.	Will I still receive dividend equivalent payments on my Pioneer equity awards until the merger closes ?

If Pioneer declares a dividend prior to closing, you will receive payment of dividend equivalents or dividends with respect to your unvested RSUs or restricted stock as normal.

18.	What happens to the Pioneer stock we hold when the merger is complete?

Each outstanding Pioneer (PXD) share will convert into 2.3234 ExxonMobil (XOM) shares, and any resulting fractional XOM shares will be cashed out. This will automatically occur through all brokerage houses.

19.	What happens to my unvested Pioneer equity awards in connection with the merger?

At closing:

•

Each outstanding Pioneer RSU granted prior to October 10, 2023, each outstanding Pioneer performance unit and each outstanding share of Pioneer restricted stock will be fully vested (with performance based on maximum levels) and converted into the right to receive 2.3234 XOM shares (and cash for any resulting fractional XOM shares), reduced for applicable taxes and withholdings; and

•

Each outstanding Pioneer RSU award granted after October 10, 2023 (if any) will be converted into an ExxonMobil RSU award representing the right to receive a number of XOM shares equal to (i) the number of PXD shares subject to the Pioneer RSU award, multiplied by (ii) 2.3234 (rounded down), subject to the same vesting schedule as set forth in the applicable award agreement.

20.	Will Pioneer offer the ESPP in 2024?

Yes, Pioneer expects to continue the Employee Stock Purchase Plan (ESPP) in 2024; however, to participate you must have been enrolled in the ESPP in 2023 and must have not withdrawn during the option period. Eligible participants can choose to keep their contribution levels the same as they were in 2023, reduce their contribution level, or withdraw completely, but will not be allowed to increase their contributions for the 2024. This will be done through the normal process with Schwab.

21.	Will the ESPP run through August 31, 2024 similar to past years?

Generally, yes, however, per the merger agreement, in the event that the ExxonMobil merger closes prior to August 30, 2024, the ESPP option period will end one (1) day prior to the closing date. Accumulated payroll contributions will be used to purchase Pioneer shares and each of those Pioneer shares will be converted into 2.3234 ExxonMobil shares upon closing of the transaction. Such ExxonMobil shares will be deposited into your Schwab account.

22.	How will the 15% ESPP discount be calculated if Pioneer stock no longer exist?

If the ESPP option period is shortened, the option period will end one day prior to closing, or the last full trading day for Pioneer shares. The price at which Pioneer stock will be purchased for you will be the lesser of 85 percent of the NYSE closing price of Pioneer’s stock on December 29, 2023 (since Jan. 1 is not a business day), or 85 percent of the closing price on the day prior to closing. In other words, you will receive the benefit of whichever price is lower plus a 15 percent discount.

Purchased shares will then convert to ExxonMobil shares at a multiple of 2.3234 along with all other Pioneer shares.

Merit and Promo

23.	Will there be a 2024 Merit increase for employees?

Yes, merit increases will be effective January 1, 2024, and employees will see their new payrates (which will include merit increases) on their January 19, 2024 paycheck. Graded (non-040) employees hired after October 1, 2023 are not eligible for the 2024 merit increase.

24.	Will there be a promotion/progression process for graded employees in 2024?

Yes, however, the promotion/progression process will be completed earlier than typical in December 2023, with promotions/progressions taking effect on January 1, 2024. Employees who are progressed in their current role will see their new promotional salary on their January 19, 2024 paycheck. Graded (non-040) employees hired after October 1, 2023 are not eligible for the 2024 progressions.

Paid Time Off (PTO)

25.	Will we still be able to buy-back or carryover 2023 PTO?

Yes, our normal PTO buy-back and carryover plans remain in place at this time.

26.	Will we receive our normal scheduled PTO grant for 2024?

Yes, we currently do not anticipate any changes to our PTO policy.

27.	If my Pioneer employment is terminated, will I be paid out my PTO?

Yes, at termination you will be paid your accrued/unused PTO per our PTO policy.

Performance Management Process (PMP)

28.	Will there be a PMP process for 2023?

Yes, it is important that we complete the annual PMP process for the 2023 calendar year to not only give employees the opportunity to have performance for the year documented and discussed, but to also be able to share the full picture of employee performance with ExxonMobil as we move to integrate our workforces in the months ahead. However, the 2023 PMP process has been moved to early 2024. Employees will begin their self-assessments on Jan. 8 – 19, 2024. Managers will then complete their employee assessments Jan. 22 – 26, 2024. PMP discussions between employees and managers will take place in February 2024, with 2023 PMP ratings becoming viewable by employees in Workday on Mar. 1, 2024.

Other Questions

29.	What happens with my WellDone points balance?

Your points in your WellDone points bank are yours to keep. To redeem, you will simply contact WorkHuman at 844-732-5501 and they can assist you with your account.

30.	Will my Fall 2023 Tuition payment be reimbursed?

Yes, the tuition reimbursement program is currently continuing in effect per program guidelines. Please submit your tuition reimbursement request with required information no later than 45 days from the completion of your course.

31.	Can I enroll in the Tuition Reimbursement Program in 2024?

Yes, you may enroll per program guidelines.

32.	What happens to my referral bonus that is scheduled to be paid in 2024?

At this time, 2024 referral bonuses will continue to be paid as planned.

33.	Will the Pioneer holiday parties still happen in December?

Yes.

34.	Will the Ski Trip in January still take place?

Yes.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Exxon Mobil Corporation (“ExxonMobil”) and Pioneer Natural Resources Company (“Pioneer”), ExxonMobil and Pioneer will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S4 filed by ExxonMobil that will include a proxy statement of Pioneer that also constitutes a prospectus of ExxonMobil. A definitive proxy statement/prospectus will be mailed to stockholders of Pioneer. This communication is not a substitute for the registration statement, proxy statement or prospectus or any other document that ExxonMobil or Pioneer (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EXXONMOBIL AND PIONEER ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available), as well as other filings containing important information about ExxonMobil or Pioneer, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by ExxonMobil will be available free of charge under the tab “SEC Filings” on the “Investors” page of ExxonMobil’s internet website at www.exxonmobil.com or by contacting ExxonMobil’s Investor Relations Department at investor.relations@exxonmobil.com. Copies of the documents filed with the SEC by Pioneer will be available free of charge on Pioneer’s internet website at https:// investors.pxd.com/investors/financials/sec-filings/. The information included on, or accessible through, ExxonMobil’s or Pioneer’s website is not incorporated by reference into this communication.

Participants in the Solicitation

ExxonMobil, Pioneer, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Pioneer is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 13, 2023, in its Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 23, 2023, in its Form 8K filed on May 30, 2023, in its Form 8-K filed on April 26, 2023 and in its Form 8-K filed on February 13, 2023. Information about the directors and executive officers of ExxonMobil is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 13, 2023, in its Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 22, 2023, in its Form 8-K filed on June 6, 2023 and in its Form 8-K filed on February 24, 2023. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.